UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☐     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibits 99.1 and 99.2 are the unaudited interim condensed consolidated financial statements of FreeSeas Inc. for the six months ended June 30, 2015 and 2014 and Management's Discussion and Analysis of Financial Condition and Results of Operations, respectively.

Exhibit Number	Description

99.1	Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2015 and 2014
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: October 2, 2015	By:	/s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos
Chief Financial Officer